UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 181st MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 19, 2020.

1.          DATE, TIME AND PLACE: March 19, 2020, at 1:00 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, 32nd floor, side A, Cidade Monções, capital of the State of São Paulo.

2.          CALL NOTICE AND ATTENDANCE: The call was waived, in view of the presence of all members of the Fiscal Board, who subscribe these minutes, as provided for in Article 13, paragraph 2 of the Internal Regulations of the Fiscal Board of the Company. In addition, Ms. Nathalia Pereira Leite, the Senior Manager of Corporate Affairs, attended the Meeting as Secretary of the Meeting.

3.          AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the Fiscal Board members, who attended the Meeting, deliberated unanimously, as described below:

3.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The proposal of distribution of Interest on Own Capital (“IOC”) to be submitted to the deliberation of the Company’s Board of Directors, in the following terms:

 “Proposal of deliberation of IOC based on the balance sheet of February 29, 2020, in the gross amount of R$ 150,000,000.00, which is equivalent to R$ 127,500,000.00 net of income tax. The interest per share equals R$ 0.08330428104 per common share (R$ 0.07080863888 net of income tax) and R$ 0.09163470914 per preferred share (R$ 0.07788950277 net of income tax).

The Interest on Own Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of March 31, 2020. After this date, the shares will be considered “ex-Interest on Own Capital”.

The Interest on Own Capital will be imputed to the minimum mandatory dividend of the fiscal year 2020 ad referendum of the General Shareholders Meeting, and the payment will be carried out before the end of 2021, in a date to be defined by the Company’s Board.”

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

The Fiscal Board members unanimously issued a favorable opinion to the proposal, according to which consider such document in accordance to the applicable legislation.

4.              CLOSING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up. São Paulo, March 19, 2020.

Flávio Stamm Fiscal Board Member	Cremênio Medola Netto Fiscal Board Member

Charles Edwards Allen Fiscal Board Member	Nathalia Pereira Leite Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 19, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director